SECU[illegible]OMMISSION
[illegible]9

08030498

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response . . . 12.00 |

AD 3/24



**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| [illegible] |

8-50745

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS INVESTMENT SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Biscayne Boulevard, Suite 1800
(No. and Street)

| Miami | Florida | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milagros McDaniel 305-539-2000
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Affirmation**

I, Milagros McDaniel, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNP Paribas Investment Services, LLC as of December 31, 2007, are true and correct. I further affirm that neither BNP Paribas Investment Services, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me on this 12th day of March, 2008.

Notary Public

EVELYNE BOYER
MY COMMISSION # DD 429615
EXPIRES: September 15, 2009
Bonded Thru Notary Public Underwriters

# BNP Paribas Investment Services, LLC
# (SEC I.D. No. 0001052943)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

**Filed pursuant with Rule 17a-5(e)(3)**
**under the Securities Exchange Act of 1934**
**as a PUBLIC DOCUMENT.**

## BNP Paribas Investment Services, LLC
**(A wholly owned subsidiary of BNP Paribas)**

### TABLE OF CONTENTS

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, FL

We have audited the accompanying statement of financial condition of BNP Paribas Investment Services, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 12, 2008

# BNP Paribas Investment Services, LLC
## (A wholly owned subsidiary of BNP PARIBAS)
## Statement of Financial Condition
## December 31, 2007

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,693,817 |
| Cash segregated under federal regulations | 350,000 |
| Receivable from affiliated clearing broker | 31,385,380 |
| Intangible assets, net of accumulated amortization of $2,752,965 | 14,051,423 |
| Prepaid expenses and other assets | 744,641 |
| Furniture, software, and computer equipment (net of accumulated depreciation of $129,488) | 80,587 |
| **Total assets** | $ 48,305,848 |
| **Liabilities and members' equity** | |
| **Liabilities** | |
| Payable to third-parties | $ 3,414,820 |
| Payable to customers | 3,102 |
| Payable to affiliates | 615,982 |
| Accrued expenses | 1,225,993 |
| **Total liabilities** | 5,259,897 |
| **Members' equity** | |
| Membership certificates | 47,300,000 |
| Accumulated deficit | (4,254,049) |
| **Total members' equity** | 43,045,951 |
| **Total liabilities and members' equity** | $ 48,305,848 |

**BNP Paribas Investment Services, LLC**
**(A wholly owned subsidiary of BNP PARIBAS)**
**Statement of Operations**
**For the year ended December 31, 2007**



| | | |
|---|---|---|
| Revenue: | | |
| Riskless principal trading | $ | 9,908,252 |
| Mutual funds related income | | 6,895,118 |
| Administrative and other services | | 1,531,886 |
| Commissions and brokerage fees | | 1,074,156 |
| Interest | | 1,232,388 |
| Other | | 505,802 |
| **Total revenues** | $ | 21,147,602 |
| Expenses: | | |
| Employee compensation and benefits | $ | 6,852,975 |
| Management fees | | 5,653,485 |
| Commissions, clearing and brokerage fees | | 1,154,676 |
| Travel and entertainment | | 775,289 |
| Occupancy | | 675,290 |
| Amortization of intangible assets | | 1,123,132 |
| Professional fees | | 258,662 |
| Communication and data processing | | 87,872 |
| Other | | 1,220,052 |
| **Total expenses** | $ | 17,801,433 |
| **Income before income tax provision** | | 3,346,169 |
| Income tax provision | | 80,119 |
| **Net income** | $ | 3,266,050 |

## BNP Paribas Investment Services, LLC
### (A wholly owned subsidiary of BNP PARIBAS)
### Statement of Changes in Members' Equity
### For the year ended December 31, 2007

| | Membership Certificates | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|
| Balance, December 31, 2006 | $ 47,300,000 | $ (7,520,099) | $ 39,779,901 |
| Net income | - | 3,266,050 | 3,266,050 |
| Balance, December 31, 2007 | $ 47,300,000 | $ (4,254,049) | $ 43,045,951 |

# BNP Paribas Investment Services, LLC
## (A wholly owned subsidiary of BNP PARIBAS)
## Statement of Cash Flows
## For the year ended December 31, 2007



| | | |
|---|---|---|
| CASH FLOWS PROVIDED BY OPERATING ACTIVITIES | | |
| Net income | $ | 3,266,050 |
| Adjustment to reconcile net cash to net cash provided by operating activities: | | |
| Depreciation expense | | 45,576 |
| Amortization of intangible assets | | 1,123,132 |
| (Increases) decreases in operating assets: | | |
| Cash segregated under federal regulations | | 150,000 |
| Receivable from affiliated clearing broker | | 317,253 |
| Prepaid expenses and other assets | | (176,934) |
| Increases (decreases) in operating liabilities: | | |
| Payable to customers | | 3,102 |
| Payable to affiliates | | (356,525) |
| Accrued expenses | | (139,640) |
| Net cash provided by operating activities | | 4,232,014 |
| CASH FLOWS USED BY INVESTING ACTIVITIES | | |
| Payment for intangible assets acquired | | (4,407,182) |
| Purchase of furniture, software and computer equipment | | (126,163) |
| Net cash used by investing activities | | (4,533,345) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (301,331) |
| CASH AND CASH EQUIVALENTS - December 31, 2006 | | 1,995,148 |
| CASH AND CASH EQUIVALENTS - December 31, 2007 | $ | 1,693,817 |
| SUPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Cash paid for income taxes | $ | 74,119 |
| Non-cash activity-Adjustment of intangible assets and payable to third parties | | (364,603) |

The accompanying notes are an integral part of these financial statements

## 1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "the Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated Clearing Broker. The Company's principal office is in Miami, Florida. On January 15, 2007 the Company registered a branch office in Washington, DC.

## 2. Significant Accounting Policies

**Basis of Presentation**
The financial statements are prepared in accordance with accounting policies generally accepted in the United States of America.

**Use of Estimates**
The preparation of financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. These significant estimates include assumptions related to intangible asset valuations, useful lives, contingencies and litigation. Actual results could differ from those estimates.

**Cash and Cash equivalents**
The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less from the date of purchase which includes certificates of deposit from an affiliate.

**Intangible Assets**
Intangible assets resulting from the acquisition of customer relationships from third parties are being accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This statement requires that certain identifiable intangible assets be amortized over their expected useful lives. Management has estimated 15 years to be the useful life for these intangible assets.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", purchased intangibles that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized.

**Commissions, Brokerage, Trading**
Commissions and brokerage fee revenues, related expenses and riskless principal trading revenue are recorded on a trade date basis.

**Mutual Funds Related Income**
The Company participates in the marketing and distribution of certain Mutual Fund units. The Company records the fees upon notification by the affiliated clearing broker. Fees earned but not received are included in receivable from affiliated clearing broker.

**Administrative and Other Services Fees**
The Company provides certain administrative services to its customers. For such services, the Company receives a fee based on the net assets of the respective customers' account. These fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

**Depreciation**
Depreciation is provided on a straight-line basis using estimated useful lives of furniture, software, and computer equipment of generally three to five years.

**Income Taxes**
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. However, in 2007 the Company registered a branch office in Washington, DC, which imposes a Franchise tax on unincorporated businesses with gross income earned in the District of Columbia in excess of a certain amount. This franchise tax is considered an income tax as defined by SFAS No. 109, "Accounting for Income Taxes", and is reported on the statement of operations as "Income Tax Provision".

**Recent Accounting Development**
In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155 (SFAS No. 155), "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statement No. 133 and 140." This Statement allows fair value option treatment for hybrid financial instruments that contain embedded derivatives that would have otherwise required bifurcation. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the entities first fiscal year that begins after September 15, 2006. Fair value election is made on an instrument-by-instrument basis. For the Company the effective date was January 1, 2007. The adoption of SFAS No. 155 had no impact on the Company's financial position or operating results.

In September 2006, the FASB issued Statement No. 157 (SFAS No. 157), "Fair Value Measurements". This Statement establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement emphasizes that fair value measurement, is not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability using a fair value hierarchy. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. For the Company, SFAS No. 157 became effective on January 1, 2008. The adoption of SFAS No. 157 had no impact on the Company's financial position or operating results.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 becomes effective for non-public companies that meet certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises" which defers the effective date of FIN 48 for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2007, unless the non-public entity has issued a full set of annual financial statements prior to the issuance of this FSP. Accordingly, FIN 48 becomes effective for the Company for the 2008 annual financial statements. The Company does not expect that the adoption of FIN 48 will have a material impact on its financial statements.

In February 2007, the FASB issued Statement No. 159 (SFAS No. 159), "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of Statement No. 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of SFAS No. 157. The Company has adopted SFAS No. 159 but has chosen not to apply for existing financial instruments as of January 1, 2008.

## 3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

The Company clears all of its securities transactions on a fully disclosed basis through the affiliated Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2007, the Company incurred costs of $1,154,676 for these services. For transactions cleared through the affiliated Clearing Broker, the Company earned $17,877,526 in commissions and fees, riskless principal trading revenue and mutual funds related income during the year ended December 31, 2007. At December 31, 2007, the receivable from the affiliated Clearing Broker was $1,165,328 relating to these fees.

At December 31, 2007, the Company maintained deposits with the affiliated Clearing Broker of $30,220,052 and cash in an operating account with an affiliate of $150,802. The Company invests in certificates of deposit issued by an affiliate. At December 31, 2007, the value of these certificates of deposit was $1,540,112. Interest earned from the affiliate during the year ended December 31, 2007 on the deposit accounts and certificate of deposits was $1,232,388.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities, in a special reserve account for the exclusive benefit of customers. At December 31, 2007, the Company maintained a cash account with an affiliate with a balance of $350,000.

The Company is charged for administrative duties performed by affiliates. The amount of management fees charged in the statement of operations was $5,653,485 during the year ended December 31, 2007. At December 31, 2007, payable to affiliates of $615,982 represented amounts due to affiliates for these administrative duties.

## 4. Intangible Assets

On February 2, 2006, the Company signed an agreement to manage customer assets ("the transaction") previously managed by Bank of America N.A. and its affiliates. The agreement was amended on May 18, 2006 and September 29, 2006, and is expected to be completed by the end of April 2008. At December 31, 2006, the Company had intangible assets of $8,196,954 and a payable to third parties of $8,000,000, as a result of this transaction. During the last quarter of 2007, the Company did an assessment of the transaction adjusting the intangible assets to $7,957,934. During the year ended December 31, 2006, the Company has paid cash of $196,954. During the year ended December 31, 2007 the Company made total payments of $4,407,182. In accordance with the agreement, the last payment will be made in April 2008. As of December 31, 2007, the payable to the third parties is $3,353,798 as a result of this transaction. The total amount of customer assets expected to be managed as a result of this transaction is approximately $370 million.

On March 29, 2004, BNP Paribas and Banca Intesa, ultimate parent company of Banque Sudameris - Miami Agency ("the Agency") entered into an agreement whereby the accounts of their Latin American high-net-worth clients of the Agency would be transferred to the Company. At December 31, 2006, the Company had intangible assets of $8,972,037 relating to this transaction. One additional account was purchased using a separate criterion for which the Company has a liability of $61,023 to be paid during the year ending December 31, 2008. During 2007 the Company did a final assessment of the transaction, adjusting the intangible assets to $8,846,454.

The total gross amount of intangible assets at December 31, 2007 was $16,804,388 with accumulated amortization of $2,752,965. The Company recorded amortization expense of $1,123,132 during the year ended December 31, 2007. The estimated amortization expense for each of the five succeeding fiscal years will be $1,123,132.

The Company performed an impairment analysis in accordance with SFAS No. 144 during the year ended December 31, 2007, which did not result in any impairment provisions.

## 5. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by third party investment advisors.

Pension expense recognized during the year ended December 31, 2007 was $217,092. Employer matching contributions into the 401(k) plan were $118,579 for the year ended December 31, 2007.

## 6. Furniture, Software, and Computer Equipment

At December 31, 2007, furniture, software, and computer equipment consisted of furniture of $12,096, software of $153,399 and computer equipment of $44,580. Accumulated depreciation at December 31, 2007 was $129,488. Depreciation expense during the year ended December 31, 2007 was $45,576.

## 7. Financial Instruments

**Fair Value of Financial Instruments**
The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2007 consisted primarily of certificates of deposit and receivables and payables from / to affiliates and third parties.

**Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**
The Company clears all of its securities transactions through its affiliated Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliated clearing broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearance agreement. The Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

## 8. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000

or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $26,626,285 which was $26,275,626 in excess of the required net capital.

Under the Company's amended Membership Agreement with FINRA, the Company is required to comply with the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2007, $350,000 in cash has been segregated in a special reserve account. At December 31, 2007, the Company was required to maintain a balance in this account in the amount of $3,257.

## 9. Commitments and Contingencies

**Risks and Uncertainties**

The Company generates a significant portion of its revenues by introducing domestic and international customers to its affiliated Clearing Broker. The revenues generated are transaction based and subject to a variety of financial uncertainties.

**Litigation**

In the normal course of business, the Company has been named as a defendant in legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition or results of operations of the Company.

## 10. Subsequent Events

In February 2008, the Company began a project with its head office with plans to transfer the majority of assets under management held by the Company to an affiliated entity. The transfer of managed assets is expected to take place during the last quarter of 2008 or first quarter of 2009. The transfer will have a material impact on future operations of the Company.

# BNP Paribas Investment Services, LLC
## (A wholly owned subsidiary of BNP PARIBAS)
## Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
## December 31, 2007

| | | |
|---|---|---|
| **Net Capital** | | |
| Total members' equity | | $ 43,045,951 |
| **Total capital** | | 43,045,951 |
| **Deductions and/or charges** | | |
| Nonallowable assets | | |
| Customer Checks Held more than 24 hours | $ 2,903 | |
| Certificate of deposits with affiliate | 1,540,112 | |
| Intangible assets | 14,051,423 | |
| Prepaid expenses and other assets | 744,641 | |
| Furniture, software and computer equipment | 80,587 | |
| | | (16,419,666) |
| **Net capital** | | 26,626,285 |
| **Computation of minimum net capital requirement** | | |
| Minimum net capital required (the greater of the $250,000 or 6 2/3% of aggregated indebtedness) | | 350,659 |
| **Excess net capital** | | $ 26,275,626 |
| Aggregate Indebtedness: | | $ 5,259,897 |

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2007 unaudited Form X-17A-5 as of December 31, 2007, filed on January 17, 2008.

**BNP Paribas Investment Services, LLC**
**(A wholly owned subsidiary of BNP PARIBAS)**
**Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934**
**December 31, 2007**



| | |
|---|---|
| Credit balances | |
| Total credits | $ 3,102 |
| Debit balances | |
| Total debits | - |
| Excess of total credits over total debits | $ 3,102 |
| Amount held on deposit in reserve bank account at December 31, 2007 | $ 350,000 |
| Required balance to be maintained (105% of excess total credit over total debit): | $ 3,257 |

No material differences exist between the above computation prepared by the Company and included in the Company's December 31, 2007 unaudited Form X-17A-5, Part II as of December 31, 2007, filed on January 17, 2008.

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 12, 2008
BNP Paribas Investment Services, LLC
201 S. Biscayne Boulevard, Suite 1800
Miami, FL 33131

In planning and performing our audit of the financial statements of BNP Paribas Investment Services, LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 12, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END